

August 27, 2012

Via E-mail
Patrick J. Grismer
Chief Financial Officer
YUM! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213

> **Re: YUM! Brands, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 21, 2012**
> **File No. 001-13163**

Dear Mr. Grismer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 16 – Shareholders' Equity

Accumulated Other Comprehensive Income (Loss), page 81

1. Please present an analysis of the "foreign currency translation adjustment" pursuant to Accounting Standards Codification 830-30-45-20 and 830-30-50-1.

Note 19 – Contingencies

Legal Proceedings, page 88

2. We note that for many of the proceedings that have been outstanding for several years, you disclose that you cannot predict the outcome and the amount of any potential loss cannot be reasonably estimated or, for one case, that it is not possible to reasonably estimate the probability or amount of liability for monetary damages. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure pursuant to ASC 450-20-50-4.b, including determining which of the potential outcomes are reasonably possible and what the amount of reasonably possible loss or range of loss would be. In this regard, please (i) explain to us the procedures you undertake on a quarterly basis to attempt to develop the amount of reasonably possible loss or range of loss for disclosure and (ii) for each material matter, what specific factors caused the inability to estimate and when you expect those factors to be alleviated. In addition, please explain to us how you determine whether to proceed to trial or settle these matters if you are unable to determine the amount of reasonably possible loss or range of loss. Please note that disclosure of the amount of reasonably possible loss or range of loss may be made on an aggregate basis.

Signatures, page 98

3. In future filings, please revise to provide the signature for the principal financial officer, as it appears that you currently have two individuals signing in the capacity as the principal accounting officer, but no one signing as the principal financial officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Lauren Nguyen at 202-551-3642 with any other questions. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief